UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ Nº 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”), pursuant to Law No. 6,404, dated December 15, 1976, as amended and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that today the Company entered into the indenture of the 7th (seventh) issuance of simples unsecured debentures, not convertible into shares, in up to three series, of the Company, in the amount of, initially, up to R$1,000,000,000.00 (one billion Reais), observing the minimum amount of R$750,000,000.00 (seven hundred and fifty million Reais) and, also, the possibility of issuing an additional lot of up to R$250,000,000.00 (two hundred and fifty million Reais), for a total amount of up to R$1,250,000,000.00 (one billion, two hundred and fifty million Reais) (“Debentures”).

The Debentures will be privately subscribed by True Securitizadora S.A., and will be bind for the operation of public distribution of real estate receivables certifiable, carried out under the automatic rite procedure, which is available to the market as of this date, under the terms of CVM Resolution No. 160, dated July 13, 2022, as amended and CVM Resolution No. 60, dated December 23, 2021, as amended.

The Debentures will be subject to private placement, without intermediation by institutions that are part of the securities distribution system and/or any sales effort to investors and will not be registered for distribution and trading on a stock exchange or unorganized over-the-counter market.

The funds to be raised through the Debentures will be used by the Company to the reimbursement of amounts spent by the Company on real estate expenses and in future investments in expansion and/or maintenance of real estate projects owned by the Company.

The terms and conditions of the issuance of the Debentures are defined in the indenture, that is available in the Company’s investor relation website (https://ri.assai.com.br/) and in CVM’s website (cvm.gov.br).

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling efforts of the Debentures.

The Company will keep its Shareholders and the market in general informed about any new material facts related to this matter.

São Paulo, July 27, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.